

Mail Stop 3720

August 13, 2009

Mr. Emilio Azcarraga Jean
Chairman of the Board, President and Chief Executive Officer
Grupo Televisa, S.A.B.
Av. Vasco de Quiroga No. 2000
Colonia Santa Fe
01210 Mexico, D.F.
Mexico

> **RE: Grupo Televisa, S.A.B.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed June 30, 2009**
> **File No. 1-12610**

Dear Mr. Jean:

    We have reviewed your filing and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

General

1. Please disclose the basis for, and context of, your claims on page 20 and elsewhere in your annual report that Grupo Televis, S.A.B. is the largest media company in the Spanish-speaking world. See Item 4.B.7 of Form 20-F.

Item 9. The Offer and Listing, page 101

2. We note your reference on page 102 to a recapitalization. Please tell us the nature of this recapitalization and provide additional disclosure about this transaction.

Item 19. Exhibits, page 133

3. Please file as exhibits to your Form 20-F all contracts to which any of your directors or officers are parties, unless the contract involves only the purchase or sale of current assets that have a determinable market price and the assets are purchased or sold at that price. See Item 4(b) of the Instructions as to Exhibits on Form 20-F.

Summary of Business Segment Results, page 59

4. We note your disclosure on page 9 that "This current global economic downturn and/or any future economic downturn, including downturns in the United States, could affect our financial condition and results of operations." So that your investors may have a better understanding of your operations, please discuss in more detail how and why your segment revenues and operating income were minimally impacted by the current economic environment. Also, discuss whether you expect the trend to continue or change and the reasons why.

Advertising Rates and Sales, page 61

5. Please tell us and explain what is meant by advertising sold on a cost per rating point basis. Tell us if you are required to achieve a certain rating upon broadcast and how you account for the advertising if the rating is not met.

Contractual Obligations of the Balance Sheet, page 84

6. Refer to Item 303(a)(5)(ii)(D) of Regulation S-K. Tell us why your foreign-produced programming obligations are not included in this table.

10. Retirement and Termination Benefits, page F-24
Plan Assets or Liability at December 31, page F-51

7. Tell us how you derived a 20.4% return on plan assets and whether your underlying assumptions are appropriate under US GAAP. Refer to paragraph 5(d)(3) of SFAS 132(R).

23(f). Goodwill and Other Intangible Assets, page F-49

8. Tell us and disclose why the carrying amount of the Publishing segment's goodwill is significantly higher under US GAAP than Mexican FRS.

23(g) Equity Method Investees, page F-50

9. Per your disclosure on page 24, you owned 58.3% of the capital stock and 49% of the voting stock of Cablemas through your indirect subsidiary, Alvafig, as of May 2009. Please tell us how you obtained a controlling interest in Cablemas beginning in June 2008 and your basis for consolidating Cablemas under US GAAP. Refer to your basis in the accounting literature.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or Robert Bartelmes, Senior Financial Analyst at (202) 551-3354 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director